FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2001

EXHIBIT 11.01

CARAUSTAR INDUSTRIES, INC.

COMPUTATION OF EARNINGS PER SHARE

(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

COMPUTATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2001	2000	2001	2000

Earnings:
Net income (loss) available to common stock	$955	$(2,542)	$(9,495)	$9,105

Shares:
Weighted average common shares outstanding	27,856	25,932	27,841	25,780
Dilutive effect of stock options	0	0	0	11

Average diluted shares outstanding and equivalents	27,856	25,932	27,841	25,791
Basic earnings per common share:
Net income (loss)	$0.03	$(0.10)	$(0.34)	$0.35

Diluted earnings per common share:
Net income (loss)	$0.03	$(0.10)	$(0.34)	$0.35